Offering Statement for GenesisAI Corporation ("GenesisAI")

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

   GenesisAI Corporation

   201 SE, 2nd Avenue

   Miami, FL 33131-2264

Eligibility

2. The following are true for GenesisAI Corporation:

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Name
   Archil Cheishvili

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/01/2016	11/01/2019	Palatine Analytics	CEO
07/01/2018	Present	GenesisAI	CEO

B.A in economics at Harvard University. Work experience (https://www.linkedin.com/in/archie-archil-cheishvili-854aa792/): CEO, Genesis AI - July 2018 - Present CEO, Palatine Analytics - May 2016 - November 2019

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Archil Cheishvili

Securities:	2,708,000
Class:	Common Stock
Voting Power:	62.9%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

GenesisAI (or the company) is a machine learning protocol platform that enables different artificial intelligence (or AI) platforms to communicate with each other, exchange data, and trade services. On top of this protocol, we are building a marketplace for AI products and services. The marketplace connects companies in need of AI services, data, and models with companies interested in monetizing their AI technology. GenesisAI provides a web platform that facilitates the offer and sale of a variety of low-cost AI services. Our platform helps to make AI technology more accessible and affordable for businesses. There is currently limited communication between AI platforms; there is a limited way for AI platforms to exchange data, trade services, learn from each other, or expand their own capabilities. Our web platform matches unused resources, such as in-house developed AI platforms and open-source Github AI code, with companies in need of these resources. We also hope to abstract beyond the technical expertise needed to implement AI and allow companies with no technical knowledge to tap into the benefits of this wonderful technology. Our goal is to get rid of an oligopolistic system where a few large tech companies hold a strong majority of the AI industry, and we hope to be significantly closer to this vision in five years. Founders and advisors include: Founders – studied computer science and economics at Harvard, and have work experience in the AI industry and in companies like Bridgewater. Expert Advisors – 2 multi-billion-dollar exits, former Dean of MIT Engineering, $310 million exit, MIT AI/Machine Learning professor, 2 Harvard computer science professors, and 2 Harvard Business School professors. We plan to generate revenues through the collection of a percentage of the transaction proceeds for transactions performed through our web platform. We expect that our web platform transaction fee will initially be 30%. We believe that this transaction fee is substantially lower than the marketing costs that our platform users would expect to spend in generating the same transaction volume.

GenesisAI currently has 1 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in GenesisAI Corporation speculative or risky:
    1. GenesisAI is an early-stage startup, and that comes with the typical risks of a company at this stage. Relevant risks include unstable revenues in the initial phase of revenue creation, due to external developments in the addressed market, and new competitor entrance. This condition will limit our ability to pay dividends until we reach financial stability
    2. Any valuation at this stage is difficult to assess. The valuation cap for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.
    3. We have a small team and our future success depends on the ability of the core team to recruit key personnel to face a sustainable scaling effort. Job market conditions may affect our ability to recruit the talent we need to add new skills and competences in our company. In addition to full-time, GenesisAI has part-time team members who are putting a limited number of hours in GenesisAI. This might hinder our ability to grow fast.
    4. We are dependent on general economic conditions. Companies might reduce their willingness to invest in innovation and forward-looking improvements if they are facing an economic downturn. As we are targeting the company globally to join our marketplace, we might be able to diversify our outreach for new platform members based on the local economic outlook. This might temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.
    5. Intense competition in the markets in which we compete could prevent us from increasing or sustaining our revenue growth and increasing or maintaining profitability. The business of cloud software solutions is competitive, and we expect it to become increasingly competitive in the future. We may also face competition from large

Internet companies, any of which might launch its own cloud-based business communications services or acquire other cloud-based business communications companies in the future.

6. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

7. Voting control will be given to a small number of shareholders. Investors in this platform would not be able to influence our policies or any corporate matters, including the election of directors, changing to our company governance documents, expanding employee option pool, or actions including mergers, consolidation, asset sales and other major actions requiring stockholder approval. Some of the larger stockholders include, or have the right to designate, executive officers and directors of our Board. These few people and entities make all major decisions regarding the company. As a minority shareholder and a signatory to any potential proxy agreements for voting, you will not have a say in these decisions.

8. Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

9. There is no current market for our stock. There is no formal marketplace for the resale of our stock. The shares may be traded over-the-counter to the extent any demand exists. These securities are illiquid and there will not be an official current price for them, as there would be if we were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. Further, some investors are required to assign their voting rights as a condition to investing. This assignment of voting rights may further limit an investor's ability to liquidate their investment. Since we have not established a trading forum for our stock, there will be no easy way to know what the Common Stock is "worth" at any time.

10. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

11. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

12. Public health epidemics or outbreaks could adversely impact our business. In May 2020, the global tally of confirmed cases of the coronavirus-borne illness COVID-19 exceeded 150 million. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions our competitors take to contain the coronavirus or treat its impact, among others. In particular, the spread and treatment of the coronavirus globally may adversely impact our operations, and could have an adverse impact on our business and our financial results. Given the volatile nature and geographical dispersity of the coronavirus, it may be difficult for us to project and meet the demand for our product.

13. The market for cloud software solutions is subject to rapid technological change, and we depend on new product and service introductions in order to maintain and grow our business. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and

continuing and rapid technological advancement. To compete successfully in this emerging market, we must continue to design, develop, manufacture, and sell new and enhanced cloud software solutions products and services that provide higher levels of performance and reliability at lower cost. If we are unable to develop new services that address our customers' needs, to deliver our applications in one seamless integrated product offering that addresses our customers' needs, or to enhance and improve our services in a timely manner, we may not be able to achieve or maintain adequate market acceptance of our services. Our ability to grow is also subject to the risk of future disruptive technologies. Access and use of our services is provided via the cloud, which, itself, has been disruptive.

14. Failure to comply with laws and contractual obligations related to data privacy and protection could have a material adverse effect on our business, financial condition and operating results. We are subject to the data privacy and protection laws and regulations adopted by federal, state and foreign governmental agencies. Data privacy and protection is highly regulated and may become the subject of additional regulation in the future. Privacy laws restrict our storage, use, processing, disclosure, transfer and protection of personal information, including credit card data, provided to us by our customers as well as data we collect from our customers and employees. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data protection. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Should this occur, we may be subject to fines, penalties and lawsuits, and our reputation may suffer. We may also be required to make modifications to our data practices that could have an adverse impact on our business.

15. Inability to protect our proprietary technology would disrupt our business. We rely, in part, on trademark, copyright, and trade secret law to protect our intellectual property in the United States and abroad. Although we operate and promote an open-source envioronment, we have secrets that require us to protect certain software, documentation, and other written materials under trade secret and copyright law, which afford only limited protection. Any intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, infringed or misappropriated. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. We attempt to further protect our proprietary technology and content by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of our proprietary rights or the rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

16. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result

in significant financial expenses and managerial resources.

17. Third parties may claim that our services infringe upon their intellectual property rights. Third parties may assert that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them and subject us to expensive and disruptive litigation. In addition, we incorporate licensed third-party technology in some of our products and services. In these license agreements, the licensors have agreed to indemnify us with respect to any claim by a third party that the licensed software infringes any patent or other proprietary right so long as we have not made changes to the licensed software. We cannot assure you that these provisions will be adequate to protect us from infringement claims. Any infringement claims and lawsuits, even if not meritorious, could be expensive and time consuming to defend; divert management's attention and resources; require us to redesign our products, if feasible; require us to pay royalties or enter into licensing agreements in order to obtain the right to use necessary technologies; and/or may materially disrupt the conduct of our business.

18. Affiliates of our company, including officers, directors and existing stockholder of our company, may invest in this offering and their funds will be counted toward our achieving the minimum amount There is no restriction on our affiliates, including our officers, directors, and existing stockholders, investing in the offering. As a result, it is possible that if we have raised some funds, but not reached the minimum amount, affiliates can contribute the balance so that there will be closing. The minimum amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to make an investment of at least the minimum amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliated investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them, may be invested in this offering.

19. The market size for AI services may be smaller than we have estimated. The public data regarding the market for AI services may be incomplete. Therefore some of our estimates and judgments are based on various sources which we have not independently verified and which potentially include outdated information, or information that may not be precise or correct, potentially rendering the market size for AI services smaller than we have estimated, which may reduce our potential and ability to increase revenue. Although we have not independently verified the data obtained from these sources, we believe that such data provide the best available information relating to the present market for AI services, and we often use such data for our business and planning purposes.

20. We depend on a limited number of suppliers. Failure to obtain satisfactory performance from our suppliers or loss of our existing suppliers could cause us to lose sales, incur additional costs and lose credibility in the market. We depend on a limited number of third-party suppliers who interested in deploying their AI tool on our marketplace. We do not have long-term, written agreements with any of our suppliers. The termination of our relationships or an adverse change in the terms of these arrangements could have a negative impact on our business. Our suppliers' failure to perform satisfactorily or handle increased orders or the loss of our existing suppliers, especially our key suppliers, could cause us to lose sales, incur additional costs and/or expose us to other issues. In turn, this could cause us to lose credibility in the market and damage our relationships with our users, ultimately leading to a decline in our business and results of operations. If we are not able to renegotiate these contracts on acceptable terms or find suitable alternatives, our business, financial condition or results of operations could be negatively impacted.

21. Our business may face risks of fee non-payment, users may seek to renegotiate existing fees and contract arrangements, and users may not accept price increases, which could result in loss of users, fee write-offs, reduced revenues and decreased profitability. In some cases, our business are engaged by certain users who are experiencing or anticipate experiencing financial distress or are facing complex challenges, are engaged in litigation or regulatory or judicial proceedings, or are facing foreclosure of collateral or liquidation of assets. This may be true in light of general economic conditions;

lingering effects of past economic slowdowns or recession caused by the novel coronavirus ("COVID-19"); or business- or operations-specific reasons. Such users may not have sufficient funds to continue operations or to pay for our services. With respect to bankruptcy cases, bankruptcy courts have the discretion to require us to return all, or a portion of, our fees. We may receive requests to discount our fees for our services and to agree to contract terms relative to the scope of services and other terms that may limit the size of an engagement or our ability to pass through costs. We consider these requests on a case-by-case basis. We may routinely receive these types of requests and expect this to continue in the future. In addition, our users and prospective users may not accept rate increases that we put into effect or plan to implement in the future. Fee discounts, pressure not to increase or even decrease our rates, and less advantageous contract terms could result in the loss of users, lower revenues and operating income, higher costs and less profitable engagements. More discounts or write-offs than we expect in any period would have a negative impact on our results of operations. There is no assurance that significant user engagements will be renewed or replaced in a timely manner or at all, or that they will generate the same volume of work or revenues or be as profitable as past engagements.

22. Computer malware, viruses, hacking, phishing attacks and spamming that could result in security and privacy breaches and interruption in service could harm our business and our customers. Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruption and delays in our services and operations and loss, misuse or theft of data. Computer malware, viruses, computer hacking and phishing attacks against online networking platforms have become more prevalent and may occur on our systems in the future. Any attempts by hackers to disrupt our website service or our internal systems, if successful, could harm our business, be expensive to remedy and damage our reputation or brand. Efforts to prevent hackers from entering our systems are expensive to implement and may limit the functionality of our services. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of our products and services and technical infrastructure may harm our reputation, brand and our ability to attract users. Any significant disruption to our platform or internal computer systems could result in a loss of users and could adversely affect our business and results of operations. We may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, third-party service providers, human or software errors and capacity constraints. If our platform is unavailable when users attempt to access it or it does not load as quickly as they expect, users may seek other services. Our platform is highly technical and complex and may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in our code may only be discovered after the code has been deployed. Any errors, bugs or vulnerabilities discovered in our code after deployment, inability to identify the cause or causes of performance problems within an acceptable period of time or difficultly maintaining and improving the performance of our platform, particularly during peak usage times, could result in damage to our reputation or brand, loss of revenues, or liability for damages, any of which could adversely affect our business and financial results. We expect to continue to make significant investments to maintain and improve the availability of our platform and to enable rapid releases of new features and products. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be harmed.

23. We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in

our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

24. We may be unable to generate significant revenues and may never become profitable. We generated $0 and $0, in revenue for the years ended December 31, 2020 and 2019, respectively, and do not currently have any recurring sources of revenues, making it difficult to predict when we will be profitable. We expect to incur significant research and development costs for the foreseeable future. We may not be able to successfully market our products and services in the future that will generate significant revenues. In addition, any revenues that we may generate may be insufficient for us to become profitable.

25. If we fail to maintain proper and effective internal and disclosure controls, our ability to produce accurate financial statements and other disclosures on a timely basis could be impaired. We may err in the design or operation of our controls. In addition, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. We may in the future discover areas of our internal controls over financial reporting that need improvement. If additional material weaknesses or significant deficiencies in our internal control are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results. In addition, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources and could lead to substantial additional costs for accounting and legal fees. We may not be able to remediate any future material weaknesses, or to complete our evaluation, testing and any required remediation in a timely fashion. If we are not able to conclude that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion that our internal controls over financial reporting are effective investors could lose confidence in the accuracy and completeness of our financial reports, which could harm our stock price, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remediate any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems, could also restrict our future access to the capital markets.

26. Broad Discretion over the Use of Proceeds The Company's management will have broad discretion with respect to the application of net proceeds received by the Company from the sale of securities and may spend such proceeds in ways that do not improve the Company's results of operations or enhance the value of the Company's other issued and outstanding securities from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Corporation's business or cause the price of the Corporation's issued and outstanding securities to decline.

27. We could be adversely affected if we are unable to renegotiate equity agreements our employees and advisors. In addition, we may be adversely affected by negotiations if such negotiations are not in line with our business plan and financial condition and we may not be able to pass on our cost increases by means of adjusting the contractual rates we charge users, which may affect our operating results. Our negotiations regarding equity agreements with our employees and advisors are not always in line with our business plan. Consequently, the results of the negotiations could adversely affect us. Additionally, we might not be able to pass on cost increases due to the renegotiation of equity agreements to the fees we charge our users, and this could have a material adverse effect on our business.

28. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

29. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

30. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

31. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

32. *The Securities issued by the Company will not be freely tradable until one year from*

the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

33. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

34. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

35. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

36. *There is no present public market for these Securities and we have arbitrarily set the price.*

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

37. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

38. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

GenesisAI Corporation ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $3,800,006 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

   We plan to allocate aproximatelly 59% of proceeds from this Offering to Payroll, 27% of proceeds to Sales and Marketing, 7% of proceeds to Legal, and 2% of proceeds to Accounting fees. The Company's management has broad discretion in how the Company uses the net proceeds of the Offering. Use of proceeds may materially differ from the use of proceeds provided in this offering statement. The Company reserves the right to change the below use of proceeds if management believes it is in the best interests of the Company.

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$186,200
Payroll	$0	$2,179,103
Sales Marketing	$0	$1,021,998
Legal	$9,510	$301,999
Accounting	$0	$110,706
Total Use of Proceeds	**$10,000**	**$3,800,006**

10. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and GenesisAI Corporation must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

   We are issuing Securities at an offering price of $11.06 per share.

14. Do the securities offered have voting rights?

   The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

   You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

   We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

   The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000	4,307,762	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Options	On December 1, 2020, the Company granted 13,830 stock options under this plan to a consultant. The stock options had an exercise price of $3.11 and will expire after 10 years. The stock options vest over a four year period with 25% vesting and becoming exercisable on the one year anniversary of the grant date and the remaining stock options vesting at a rate of 1/36 on a monthly basis over the remaining three years.	13,830

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, your ownership in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Securities you own will decrease, which could also diminish your voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns. In addition, as discussed above, if the Company issues additional equity, an Investor's interest will typically also be diluted.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affects the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors. and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt,

SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the investor's voting and/or economic rights. In addition, as discussed above, If a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

At issuer's discretion.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company and thus be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by as officers and be governed in accordance with the strategic direction and decision-making of its Board of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board of Directors of the Company. Following the Investor's investment in the Company, the Company may sell interests to additional Investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company but such an opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions including:

   ▪ additional issuances of securities,

   ▪ issuer repurchases of securities,

   ▪ a sale of the issuer or of assets of the issuer or

   ▪ transactions with related parties?

Additional issuances of securities, following your investment in the Company, the Company may sell Securities to additional investors, which will dilute your ownership percentage. You may have the opportunity to increase your investment in the Company in such a transaction, but such an opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of an investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of an investor's interest in the Company. Issuer repurchases of securities. The Company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated Investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently. A sale of the issuer or of assets of the issuer. As a minority owner of the Company, you will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, an investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of an investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board of

Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company. Transactions with related parties. Investors should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Not applicable.

25. What other exempt offerings has GenesisAI Corporation conducted within the past three years?

Date of Offering:	08/2018
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	SAFE
Amount Sold:	$5,250
Use of Proceeds:	

Technology, business development, operations & general.

Date of Offering:	08/2018
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	SAFE
Amount Sold:	$2,625
Use of Proceeds:	

Technology, business development, operations & general.

Date of Offering:	08/2018
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	SAFE
Amount Sold:	$50,000
Use of Proceeds:	

Technology, business development, operations & general.

Date of Offering:	08/2018
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	SAFE
Amount Sold:	$10,000

Use of Proceeds:

    Technology, business development, operations & general.

Date of Offering:	09/2018
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	SAFE
Amount Sold:	$35,000

Use of Proceeds:

    Technology, business development, operations & general.

Date of Offering:	03/2019
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$40,000

Use of Proceeds:

    Technology, business development, operations & general.

Date of Offering:	05/2019
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$25,000

Use of Proceeds:

    Technology, business development, operations & general.

Date of Offering:	09/2019
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	SAFE
Amount Sold:	$50,000

Use of Proceeds:

    Technology, business development, operations & general.

Date of Offering:	10/2019
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	SAFE
Amount Sold:	$10,000

Use of Proceeds:

    Technology, business development, operations & general.

Date of Offering:	10/2019

Exemption: Reg. D, Rule 506(b)

Securities Offered: SAFE

Amount Sold: $25,000

Use of Proceeds:

    Technology, business development, operations &
    general.

Date of Offering: 09/2019

Exemption: Reg. D, Rule 506(b)

Securities Offered: SAFE

Amount Sold: $30,000

Use of Proceeds:

    Technology, business development, operations &
    general.

Date of Offering: 03/2020

Exemption:

    Reg. CF (Crowdfunding, Title III of JOBS Act, Section
    4(a)(6))

Securities Offered: SAFE

Amount Sold: $625,390

Use of Proceeds:

    Technology, business development, operations &
    general.

Date of Offering: 03/2021

Exemption:

    Reg. CF (Crowdfunding, Title III of JOBS Act, Section
    4(a)(6))

Securities Offered: Common Stock

Amount Sold: $1,199,984

Use of Proceeds:

    Payroll, marketing, and operating expenses.

Date of Offering: 03/2021

Exemption: Reg. D, Rule 506(c)

Securities Offered: Common Stock

Amount Sold: $114,091

Use of Proceeds:

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Archil Cheishvili	CEO	GenesisAI officer owns equity in related party	$116,000
Archil Cheishvili	CEO	Loan to CEO	$65,000
Archil Cheishvili	CEO	Genesis AI officer compensation	$200,000

Financial Condition of the Issuer

27. Does the issuer have an operating history?

    Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

    In the year ended on December 31, 2020, we had total operating expenses of $724,839, which resulted in a $724,839 net loss. Approximately 45% of all the costs were allocated to marketing & advertising activities, 26% was spent on payroll, the remaining 39% were allocated to contractors, accounting, and legal fees, and other business expenses. GenesisAI has not yet generated any revenue. We currently have approximately $656,000 in our bank accounts. The base salary for our CEO was $200,000 for the year ended 12/31/2020 and is set at $350,000 for the year ending 12/31/2021; Our CEO is eligible for a bonus award of up to $70,000 for the year ending 12/31/2020 and up to $200,000 for 12/31/2021. The Company lent $65,000 to its CEO at an annual interest rate of 2%. Principal and interest are due on March 30, 2024, and may be prepaid in whole or in part without penalty. On May 21, 2020, the Company received a Paycheck Protection Program loan of $20,832 bearing an interest of 1%. Principal and interest must be repaid on a monthly basis for the 2-year term of the loan. On April 26th, 2021, the full amount of the loan was forgiven. In May 2021, the company bought back 125,000 shares from one of its Engineers. The number of shares outstanding as of May 26, 2021, is 4,307,762. With this offering, we plan to allocate more resources toward payroll, as well as to sales and marketing. We hope that these activities will help us to reach our revenue targets. In 2019, our operating expenses amounted to $183,454 resulting in a $183,454 net loss. In the year ending 12/31/2019, payroll accounted for approximately 78% of expenses while the remaining 22% was allocated between different business expenses. Since its inception, GenesisAI has raised approximately $2,214,000. This amount includes approximately $1,939,000 raised through Regulation CF offerings in 2020 and 2021. Our last funding round had a valuation cap of $12.5 million. Taking into account the progress that has been made in terms of business and product development and additional capital injection, we believe the current valuation which is $49 million is appropriate. GenesisAI Corporation paid $80,000 between 05/31/2018 and 05/31/2019 and 36,000 between 06//01/2019 and 11/11/2019 to Palatine Analytics Corporation for the Chief Executive Officer ("CEO") services from Archil Cheishvili who was employed at Palatine Analytics Corporation. CEO services include setting the company's vision, creating the strategy, hiring and managing people, overseeing daily operations, managing finances, fundraising, overall product development, and customer acquisition. The arrangement was completed on 11/11/2019 and is not currently in effect.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

    See attachments:

    CPA Audit Report: auditreport.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
        1. at the time of the filing of this offering statement bars the person from:

        1. association with an entity regulated by such commission, authority, agency or officer?
        2. engaging in the business of securities, insurance or banking?
        3. engaging in savings association or credit union activities?
    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?
6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

GenesisAI Corporation answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Chief Executive Officer(Archil Cheishvili) Compensation and Benefits: The total amount of money involved: The following terms of employment of Mr. Cheishvili shall apply pursuant to Mr. Cheishvili's amended employment agreement: Base salary of $200,000 for 2020 and $350,000 for the year 2021; bonus award ranging from 0 to $70,000 for 2020 and ranging from $0 to $200,000 for 2021.; Benefits or compensation received by related person: The following terms of employment of Mr. Cheishvili shall apply pursuant to Mr. Cheishvili's amended employment agreement: Base salary of $200,000 for 2020 and $350,000 for the year 2021; bonus award ranging from $0 to $70,000 for 2020 and ranging from $0 to $200,000 for 2021 (the "2021 Bonus"). The maximum amount of 2021 Bonus will be awarded only if the Company (i) reaches a market valuation of $100,000,000, (ii) adds ten more artificial intelligence supplier partners, (iii) finishes a technology that will easily allow companies to deploy their artificial intelligence tools on the Company's GenesisAI platform, and (iv) adds five more artificial intelligence models on the Company's GenesisAI platform. In addition, the amount raised from the Regulation D offering that the Company conducted in 2020 will not be used to pay the 2021 Bonus.; Benefits or compensation received by Company: Employee and Executive Officer Services; Description of the transaction: Employment Agreement between the Company and Chief Executive Officer.; Additionally: We expect to launch a new Regulation A offering in or around September 2021 for anticipated proceeds of approximately $30,000,000. However, there can be no assurances that this offering will be launched or that the expected proceeds will be received. Video Transcript: "Artificial General Intelligence can be the single most valuable technology that mankind has ever seen. AGI can bring prosperity to everyone in the world. Currently, there is no easy way for different artificial intelligence tools to communicate with each other, trade data and services, and learn from each other. Most of the AI tools are developed within a single company for a single reason. At GenesisAI we envision a completely different world. Our goal is to bring thousands of AI tools to communicate with each other, exchange data and services. For example, we can have a speech recognition model working with a translation model to produce speech translation. This can increase not only the accuracy rate of these tools but also the functionality. We believe this can be the best possible foundation for the creation of artificial general intelligence. Join us in building the future of AI!"

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation: certificateofincorporation.pdf

Corporate Bylaws: corporatebylaws.pdf

Opportunity:

Offering Page JPG: offeringpage.jpg

Pitch Deck: pitchdeck.pdf

Financials:

Additional Information: otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: https://www.genesisai.io/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.